------------------------------
                              UNITED STATES                        OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION
                                                  ------------------------------
                                                  OMB Number:         3235-0145
                                                  Expires: February 28, 2009
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                                                  hours per response.......14.5
                                                  ------------------------------
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                      Allied Healthcare International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   894081 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Scott A. Shay
                            Hyperion Partners II L.P.
                      50 Charles Lindbergh Blvd., Suite 500
                               Uniondale, NY 11533
                                 (516) 745-6644
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 8, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form  with  respect  to  the  subject class of securities, and for  any
         subsequent  amendment   containing  information  which   would    alter
         disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 894081 10 8
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)

                    Hyperion Partners II L.P.
---------- ---------------------------------------------------------------------
           Check the Appropriate Box if a Member of a Group (See Instructions)
   2.
           (a) [ ]
           (b) [x]
---------- ----- ---------------------------------------------------------------

   3.      SEC Use only

---------- ----------------------------------- ---------------------------------
   4.      Source of funds (See Instructions) WC, OO
---------- ----------------------------------- ---------------------------------
   5.      Check if disclosure of Legal  Proceedings  Is Required  Pursuant to
           Items 2(d) or 2(e)        |_|

---------- -------------------------------------- ------------------------------
   6.      Citizenship or Place of Organization            Delaware

----------------- ----- -------------------- -----------------------------------
Number of          7.     Sole Voting Power             0
Shares             -------------------------------------------------------------
Beneficially       8.     Shared Voting Power           100,000 (1)
Owned by Each      -------------------------------------------------------------
Reporting          9.     Sole Dispositive Power        0
Person With:       -------------------------------------------------------------
                   10.    Shared Dispositive Power              100,000 (1)
---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person
           100,000 (1)

---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)            |_|
---------- ------------------------------------------------------ --------------
   13.     Percent of Class Represented by Amount in Row (11)     0.2%
---------- --------------------------------------------- -----------------------
   14.     Type of Reporting Person (See Instructions)            PN


(1) Power is exercised through its sole general partner, Hyperion Ventures II
L.P.

CUSIP NO. 894081 10 8
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Hyperion Ventures II L.P.
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [x]

---------- ---------------- ----------------------------------------------------
   3.      SEC Use only

---------- ----------------------------------- ---------------------------------
   4.      Source of funds (See Instructions)           OO

---------- ----------------------------------- ---------------------------------
   5.      Check if disclosure of Legal  Proceedings  Is Required  Pursuant to
           Items 2(d) or  2(e)       |_|

---------- -------------------------------------- ------------------------------
   6.        Citizenship or Place of Organization            Delaware

---------- ---------------------------------------------------------------------

----------------- ----- -------------------- -----------------------------------
Number of          7.   Sole Voting Power             0
Shares             -------------------------------------------------------------
Beneficially       8.  Shared Voting Power               100,000 (1)
Owned by Each      -------------------------------------------------------------
Reporting          9.  Sole Dispositive Power              0
Person With:       -------------------------------------------------------------
                   10. Shared Dispositive Power              100,000 (1)
---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person
           100,000 (1)
---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)            |_|
---------- ------------------------------------------------------ --------------
           Percent of Class Represented by Amount in Row (11)     0.2%
   13.
---------- --------------------------------------------- -----------------------
           Type of Reporting Person (See Instructions)            PN
   14.

(1) Solely in its capacity as the sole general partner of Hyperion Partners II L.P.

CUSIP NO. 894081 10 8
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Hyperion Funding II Corp.
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [x]
---------- ----- ---------------------------------------------------------------
   3.      SEC Use only
---------- ----------------------------------- ---------------------------------
   4.        Source of funds (See Instructions)           OO

---------- ----------------------------------- ---------------------------------
   5.      Check if disclosure of Legal  Proceedings  Is Required  Pursuant to
           Items 2(d) or 2(e)        |_|
---------- -------------------------------------- ------------------------------
   6.      Citizenship or Place of Organization            Delaware

---------- ---------------------------------------------------------------------
Number of          7.    Sole Voting Power             0
Shares             -------------------------------------------------------------
Beneficially       8.    Share Voting Power            100,702 (1)
Owned by Each      -------------------------------------------------------------
Reporting          9.    Sole Dispositive Power        0
Person With:       -------------------------------------------------------------
                   10.   Shared Dispositive Power       100,702 (1)
---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person
           100,702 (1)
---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)            |_|
---------- ------------------------------------------------------ --------------
   13.     Percent of Class Represented by Amount in Row (11)     0.2%
---------- --------------------------------------------- -----------------------
   14.     Type of Reporting Person (See Instructions)            CO

(1) 100,000 shares in its capacity as the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P. and 702 shares held directly.

CUSIP NO. 894081 10 8
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Hyperion TW Fund L.P.
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [x]
---------- ----- ---------------------------------------------------------------

   3.      SEC Use only
---------- ----------------------------------- ---------------------------------
   4.      Source of funds (See Instructions)           OO
---------- ----------------------------------- ---------------------------------
   5.      Check if disclosure of Legal  Proceedings  Is Required  Pursuant to
           Items 2(d) or 2(e)        |_|
---------- -------------------------------------- ------------------------------
   6.      Citizenship or Place of Organization            Delaware

---------- ---------------------------------------------------------------------
Number of          7.     Sole Voting Power             0
Shares             -------------------------------------------------------------
Beneficially       8.     Shared Voting Power           100,000 (1)
Owned by Each      -------------------------------------------------------------
Reporting          9.     Sole Dispositive Power        0
Person With:       -------------------------------------------------------------
                   10.    Shared Dispositive Power      100,000 (1)
---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person
           100,000 (1)

---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)            |_|
---------- ------------------------------------------------------ --------------
   13.     Percent of Class Represented by Amount in Row (11)     0.2%

---------- --------------------------------------------- -----------------------
   14.     Type of Reporting Person (See Instructions)            PN


(1) Power is exercised through its sole general partner, Hyperion TW LLC.

CUSIP NO. 894081 10 8
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Hyperion TW LLC
---------- ---------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [x]
---------- ----- ---------------------------------------------------------------
   3.      SEC Use only
---------- ----------------------------------- ---------------------------------
   4.      Source of funds (See Instructions)           OO
---------- ----------------------------------- ---------------------------------
   5.      Check if disclosure of Legal  Proceedings  Is Required  Pursuant to
           Items 2(d) or 2(e)        |_|
---------- -------------------------------------- ------------------------------
   6.      Citizenship or Place of Organization            Delaware
---------- ---------------------------------------------------------------------
Number of          7.     Sole Voting Power             0
Shares             -------------------------------------------------------------
Beneficially       8.     Shared Voting Power           100,000 (1)
Owned by Each      -------------------------------------------------------------
Reporting          9.     Sole Dispositive Power        0
Person With:       -------------------------------------------------------------
                   10.    Shared Dispositive Power      100,000 (1)
---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person
           100,000 (1)
---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)            |_|
---------- ------------------------------------------------------ --------------
   13.     Percent of Class Represented by Amount in Row (11)     0.2%
---------- --------------------------------------------- -----------------------
   14.     Type of Reporting Person (See Instructions)            OO

(1) Solely in its capacity as the general partner of Hyperion TW Fund L.P.

CUSIP NO. 894081 10 8
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Lewis S. Ranieri
---------- ---------------------------------------------------------------------
           Check the Appropriate Box if a Member of a Group (See Instructions)
   2.
           (a) [ ]
           (b) [x]
---------- ----- ---------------------------------------------------------------

   3.      SEC Use only
---------- ----------------------------------- ---------------------------------
   4.      Source of funds (See Instructions) OO; PF
---------- ----------------------------------- ---------------------------------
   5.      Check if disclosure of Legal  Proceedings  Is Required  Pursuant to
           Items 2(d) or  2(e)       |_|
---------- -------------------------------------- ------------------------------
   6.      Citizenship or Place of Organization           United States
---------- ---------------------------------------------------------------------
Number of          7.     Sole Voting Power               677,774
Shares             -------------------------------------------------------------
Beneficially       8.     Shared Voting Power             100,702 (1)
Owned by Each      -------------------------------------------------------------
Reporting          9.     Sole Dispositive Power          677,774
Person With:       -------------------------------------------------------------
                   10.    Shared Dispositive Power        100,702 (1)
---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person
           778,476
---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)            |_|
---------- ------------------------------------------------------ --------------
   13.     Percent of Class Represented by Amount in Row (11)     1.5%
---------- --------------------------------------------- -----------------------
   14.     Type of Reporting Person (See Instructions)            IN


(1) Solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole managing member of Hyperion TW LLC, which is the sole general partner of Hyperion TW Fund L.P.

CUSIP NO. 894081 10 8
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                    Scott A. Shay
---------- ---------------------------------------------------------------------
           Check the Appropriate Box if a Member of a Group (See Instructions)
   2.
           (a) [ ]
           (b) [x]
---------- ----- ---------------------------------------------------------------
   3.      SEC Use only
---------- ----------------------------------- ---------------------------------
   4.      Source of funds (See Instructions)           OO
---------- ----------------------------------- ---------------------------------
   5.      Check if disclosure of Legal  Proceedings  Is Required  Pursuant to
           Items 2(d) or 2(e)        |_|
---------- -------------------------------------- ------------------------------
   6.      Citizenship or Place of Organization            United States
---------- ---------------------------------------------------------------------
Number of          7.     Sole Voting Power                463,205
Shares             -------------------------------------------------------------
Beneficially       8.     Shared Voting Power              100,702 (1)
Owned by Each      -------------------------------------------------------------
Reporting          9.     Sole Dispositive Power           463,205
Person With:       -------------------------------------------------------------
                   10.    Shared Dispositive Power         100,702 (1)
---------- ---------------------------------------------------------------------
   11.     Aggregate Amount Beneficially Owned by Each Reporting Person
           563,907
---------- ---------------------------------------------------------------------
   12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)            |_|
---------- ------------------------------------------------------ --------------
   13.     Percent of Class Represented by Amount in Row (11)     1.1%

---------- --------------------------------------------- -----------------------
   14.     Type of Reporting Person (See Instructions)            IN


(1) Solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole managing member of Hyperion TW LLC, which is the sole general partner of Hyperion TW Fund L.P.

         The Statement on Schedule 13D, dated June 6, 1996, filed by the undersigned with the Securities and Exchange Commission on June 7, 1996, relating to the Common Stock, par value $0.01 per share, of Allied Healthcare International, Inc. (f/k/a Transworld Healthcare, Inc.) ("Issuer"), as amended by Amendment No. 1 thereto, dated August 1, 1996, Amendment No. 2 thereto, dated January 23, 1997, Amendment No. 3 thereto, dated April 14, 1997, Amendment No. 4 thereto, dated May 5, 1997, Amendment No. 5 thereto, dated September 10, 1998, Amendment No. 6 thereto, dated January 31, 2001, Amendment No. 7 thereto, dated June 4, 2001, Amendment No. 8 thereto, dated April 30, 2002, and Amendment No. 9 thereto, dated July 6, 2004 (collectively, the "Schedule 13D"), is hereby further amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, unless the context otherwise requires.




Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and supplemented as follows:

          The funds for the purchases of shares of Common Stock (i) on August 19, 2004 and August 20, 2004 by Lewis Ranieri were personal funds and (ii) on September 14, 2005 by Hyperion TWH Fund II LLC, which Lewis S. Ranieri and Scott A. Shay are members, were obtained from capital contributed to it by its members.


Item 4.  Purpose of Transactions.

         Item 4 is hereby supplemented by addition of the following:

          The shares of Common Stock acquired by (i) Lewis S. Ranieri on August 19, 2004 and August 20, 2004 and (ii) Hyperion TWH Fund II LLC on September 14, 2005 were acquired for the purpose of investment.

          On June 8, 2007, the Fund made a distribution of 7,015,354 of its shares of Common Stock to its partners.

          On June 8, 2007, the TW Fund made a distribution of 4,048,456 of its shares of Common Stock to its partners.

          On June 8, 2007, the Hyperion TWH Fund LLC made a distribution of 482,700 of its shares of Common Stock to its members on a pro rata basis.

          On June 8, 2007, the Hyperion TWH Fund II LLC made a distribution of 475,000 of its shares of Common Stock to its members on a pro rata basis.


Item 5.  Interest in Securities of the Issuer.

         Item 5(a) - (c) are hereby supplemented by addition of the following:

          All purchases of Common Stock by Lewis S. Ranieri and Hyperion TWH Fund II LLC were made in open market transactions. All transactions effected since the filing of Amendment No. 9 of the Schedule 13D are described in the Schedule attached hereto.

         After the distribution of its securities holdings in the Issuer to its members or partners, as applicable, by the Reporting Persons:

          Each of Hyperion TWH Fund LLC and Hyperion TWH Fund II LLC beneficially owns no securities of the Issuer. The Fund, the General Partner, the TW Fund and TW LLC are the beneficial owners of 100,000 shares of Common Stock (of which 100,000 shares are owned directly by TW Fund), constituting approximately 0.2% of the total number of shares of Common Stock outstanding as of May 7, 2007 over which each has shared voting and dispositive power. Funding are the beneficial owners of 100,702 shares of Common Stock (of which 100,000 and 702 shares are owned directly by TW Fund and Funding, respectively), constituting approximately

     0.2% of the total number of shares of Common Stock outstanding as of May 7, 2007 over which each has shared voting and dispositive power. Lewis S. Ranieri is the beneficial owner of 778,476 shares of Common Stock, constituting approximately 1.7% of the total number of shares of Common Stock outstanding as of May 7, 2007. He has sole voting and dispositive power over 677,774 shares which he holds directly and shares voting and dispositive power over 100,702 shares (of which 100,000 and 702 shares are owned directly by TW Fund and Funding, respectively). Scott A. Shay is the beneficial owner of 563,907 shares of Common Stock, constituting approximately 1.3% of the total number of shares of Common Stock outstanding as of May 7, 2007. He has sole voting and dispositive power over 463,205 shares which he holds directly and shares voting and dispositive power over 100,702 shares (of which 100,000 and 702 shares are owned directly by TW Fund and Funding, respectively). Mr. Ranieri and Mr. Shay, as the directors and officers of Funding, share voting and dispositive power with respect to the shares beneficially owned by TW Fund and Funding.

         Item 5(e) of the Statement is hereby amended and restated as follows:

          (e) As of June 8, 2007, the Reporting Persons cease to be subject to beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: June 18, 2007

             Hyperion Partners II L.P.
                    By:   Hyperion Ventures II L.P., its General Partner

                          By:  Hyperion Funding II Corp., its General Partner

                               By:     /s/ Scott A. Shay
                                      ------------------------------------------
                                      Name:    Scott A. Shay
                                      Title:   Executive Vice President

            Hyperion TW Fund L.P.
                     By:   Hyperion TW LLC, its General Partner

                           By:  Hyperion Partners II L.P., its Managing Member

                                 By:   Hyperion Ventures, II L.P., its
                                       General Partner

                                        By:    Hyperion Funding II Corp, its
                                               General Partner

                                               By:    /s/ Scott A. Shay
                                                   -----------------------------
                                                   Name:   Scott A. Shay
                                                   Title:  Executive Vice
                                                           President

            Hyperion TW LLC
            By:   Hyperion Partners II L.P., its Managing Member

                  By:  Hyperion Ventures II L.P., its General Partner

                       By:    Hyperion Funding II Corp., its General Partner

                              By:       /s/ Scott A. Shay
                                  -------------------------------------------
                                  Name:   Scott A. Shay
                                  Title:  Executive Vice President

          Hyperion Ventures II L.P.

          By:   Hyperion Funding II Corp., its General Partner


                By:    /s/ Scott A. Shay
                       ---------------------------------------
                       Name:   Scott A. Shay
                       Title:  Executive Vice President

          Hyperion Funding II Corp.

          By:     /s/ Scott A. Shay
                  -----------------------------
                  Name:   Scott A. Shay
                  Title:  Executive Vice President


          /s/ Scott A. Shay
          --------------------------------------
          Scott A. Shay

          /s/ Lewis S. Ranieri
          -----------------------------------
          Lewis S. Ranieri

                                    SCHEDULE

     This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by Lewis S. Ranieri and Hyperion TWH Fund II LLC since the filing of Amendment No. 9 to Schedule 13D, July 6, 2004. All transactions were effectuated in the open market through a broker.

Shares purchased by Lewis S. Ranieri:


        Date                           Number of Shares               Price per share
        -------------------------- ------------------------- ----------------------------------

        August 19, 2004                  10,200                           $4.96

        August 20, 2004                  50,000                           $4.7


Shares purchased by Hyperion TWH Fund II LLC:

        Date                           Number of Shares               Price per share
        -------------------------- ------------------------- ----------------------------------

        September 14, 2005                  10,000                        $5.106

        September 14, 2005                  10,000                        $5.1112

        September 14, 2005                  10,000                        $5.1134

        September 14, 2005                  10,000                         $5.12

        September 14, 2005                  10,000                        $5.1211

        September 14, 2005                  10,000                        $5.1197

        September 14, 2005                  10,000                        $5.1026

        September 14, 2005                  10,000                        $5.0785

        September 14, 2005                  10,000                        $5.0838

        September 14, 2005                   3,894                         $5.0948

        September 14, 2005                   5,000                         $5.084

        September 14, 2005                   1,106                          $5.08

